Exhibit 15

[Salix Letterhead]

May 23, 2003

Dear Fellow Stockholders:

Axcan Pharma Inc. has revised its hostile tender offer for all outstanding shares of Salix to $10.50 per common share, subject to the same terms and conditions as previously announced.

After careful consideration, including a thorough review of the revised offer with independent financial and legal advisors, your Board of Directors unanimously determined that Axcan’s increased offer remains grossly inadequate and not in the best interests of Salix stockholders.

Your Board of Directors unanimously recommends that you reject the increased Axcan offer and not tender your shares.

The factors relied upon by the Salix Board in making its recommendation include the following:

•	the Salix Board believes that Salix is poised for significant growth and profitability, and can better enhance stockholder value by continuing to execute its business plan, which is expected to make Salix become profitable in the second half of 2004 based upon Colazal® sales alone;
•	the Axcan tender offer does not adequately reflect the true value of Salix’s currently marketed product or its two products under development, which are
•	balsalazide disodium, which Salix markets in the United States under the tradename Colazal as a treatment for ulcerative colitis, an oral formulation of the active therapeutic agent 5-ASA that delivers 99% of the drug to the colon and which is the fastest growing drug of its kind in the marketplace based upon 2002 prescriptions,
•	Rifaximin, a broad-spectrum, gastrointestinal-specific, oral antibiotic that received an approvable letter from the FDA in October 2002 and that Salix believes will be more successful than Colazal in terms of revenue, and
•	a patented, granulated formulation of mesalamine licensed from Dr. Falk Pharma GmbH in July 2002, which has patent protection until 2018 and a prolonged release mechanism that should allow Salix to expand its treatment options for ulcerative colitis;

•	the Axcan tender offer does not adequately reflect Salix’s proven ability to in-license, complete any required development, and launch and sell drugs through its gastroenterology-focused specialty sales force;
•	the Axcan tender offer represents an opportunistic attempt by Axcan to acquire Salix when Salix’s stock is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector;
•	the Axcan tender offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products; and
•	the oral opinion of Salix’s independent financial advisor, Wachovia Securities, that as of May 23, 2003, Axcan’s increased offer was inadequate to the Salix stockholders from a financial point of view.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Salix and its stockholders very seriously and is committed to enhancing stockholder value.

We greatly appreciate your continued support and encouragement.

Sincerely,

/s/ ROBERT P. RUSCHER	/s/ CAROLYN J. LOGAN
Robert P. Ruscher Chairman	Carolyn J. Logan President and CEO

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